VALCENT PRODUCTS INC.
Management Discussion and Analysis

THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS DATED MARCH 31, 2010 FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS

The following information, prepared as of July 27, 2010, should be read in conjunction with the audited consolidated financial statements for the twelve month periods ended March 31, 2010 and 2009 and the accompanying Management’s Discussion and Analysis (“the Annual MD&A”) for these fiscal periods.

The referenced consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

All amounts are expressed in Canadian dollars unless otherwise indicated.

Management Discussion and Analysis as of July 27, 2010

By certificate of amendment dated April 15, 2005, we changed the Company’s name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan.

On May 3, 2005 we delisted from the TSX Venture Exchange and effected a consolidation of the Company’s common shares on a one-for-three basis. We maintain the Company’s OTC Bulletin Board listing; the Company’s current trading symbol is “VCTZF”.

Due to economic circumstances and to make the Company’s common shares more conducive to investment, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a consolidation of its common shares on the basis of one new share for each eighteen old shares (1:18).  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009, the Company’s trading symbol changed to “VCTZF” and the Company’s CUSIP number changed to 918881202.  The Company’s website is located at www.valcent.net

Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

The Company’s authorized common share capital remains unlimited.

FORWARD-LOOKING STATEMENTS

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions.

This MD&A and in particular the “Outlook” section, contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors and are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of March 31, 2010.

•
Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

•	The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law.

For a brief description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties”.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

We are at present a life sciences targeted, development stage company focused primarily on the development and commercialization of the Company’s “High Density Vertical Growth System” (“VerticropTM”)  designed to produce vegetables and other plant crops..

From inception, we have generated minimal cost recoveries, experienced negative cash flows from operating activities, and the Company’s history of losses has resulted in the Company’s continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact the Company’s financial condition and raises substantial doubts as to the Company’s ability to continue as a going concern.

The Company and its management are working towards commercialization of its core technologies with emphasis on reaching break even business operations as soon as feasible.

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at March 31, 2010.

Valcent Products, Inc. formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct a range of business development initiatives in the United States in October 2005.  In turn, Valcent USA, Inc. formed Valcent Management, LLC, as a wholly-owned limited liability corporation under the laws of Nevada to serve as the general partner to Valcent Manufacturing Ltd. A limited partnership was also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to Valcent Manufacturing Ltd.

Valcent Products EU Limited was incorporated in the domicile of England in November 2006 as a wholly owned subsidiary of Valcent Products Inc. to develop and sell vertical plant growing systems in Europe.

Vertigro Algae Technologies, LLC, a Texas Limited Liability Corporation was formed in May 2008 as a 50% owned subsidiary to each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies. During July, 2010, Valcent Products Inc. and its subsidiary Valcent USA and Global Green Solutions Inc., Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, through which they had jointly pursued development of algae related research and development projects.

Corporate History

Prior Business Operations - We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, the Company’s common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange).

On May 8, 1999, while still operating the Company’s bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed the Company’s name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

During 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

In January, 2001, in order to fully focus on the Company’s interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000.

Valcent Products Inc. - On March 24, 2004, we disposed of the Company’s interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations. By certificate of amendment dated April 15, 2005, we changed the Company’s name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted the Company’s common stock from the TSX Venture Exchange, maintaining only the Company’s OTC Bulletin Board listing; the Company’s symbol changed to “VCTPF”. Effective May 3, 2005, and in order to render the Company’s capital structure more amenable to contemplated financing, we effected a consolidation of the Company’s common shares on a one-for-three-basis (1:3).

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

In order to facilitate the business plan, the Company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in October 2005.  In turn, Valcent USA, Inc. organized Valcent Management, LLC, a wholly-owned limited liability corporation under the laws of Nevada, to serve as general partner to Valcent Manufacturing Ltd.; a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to  Valcent Manufacturing Ltd.

Also during the fiscal year ended March 31, 2007, Valcent Products EU Limited (“Valcent EU”) was incorporated by Valcent Products Inc. in the domicile of England to conduct operations in Europe.  Valcent Products EU Limited has developed and commercialized the Company’s VerticropTM vertical growing technology.

On May 5, 2008, Vertigro Algae Technologies LLC, a Texas limited liability corporation, was formed as a 50% owned subsidiary of each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies. To concentrate on its core vertical plant growing technologies, during July, 2010, Valcent Products Inc. and its subsidiary Valcent USA and Global Green Solutions Inc., Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, through which they had jointly pursued development of algae related research and development projects.

The shareholders of the Company approved a special resolution on June 22, 2009 to reorganize the capital structure of the Company through a consolidation of its common shares on the basis of one new share for each eighteen (1:18) old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009, Valcent’s trading symbol changed to “VCTZF” and Valcent’s CUSIP number changed to 918881202.  Unless otherwise noted, all references to the number of common shares and or prices(s) per share are stated on a post-consolidation basis.

Evolution of License Agreements

Original Master License Agreements - On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, the Company’s former Chief Executive Officer, and President, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow GardenTM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also included a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

(iv)
the Pagic Product Development Agreement also included a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

1)	1,111,112 shares of the Company’s common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)	US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)           the aggregate of the following:
a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:
➢	US$10.00 US per Nova Skin Care System unit sold;
➢	US$2.00 per Dust WolfTM unit sold;
➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and
➢	3% of annual net sales of Initial Ancillaries.

6)	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

7)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

As described below these agreements were terminated effective April 1, 2009.

Vertigro Algae Technologies LLC (“Vertigro Algae”) - Beginning on October 2, 2006, we granted certain rights to Global Green relating to a joint venture of the Company’s high density vertical bio-reactor technology named “Vertigro”, an algae biomass technology initiative. On May 5, 2008, the joint venture arrangement pertaining to the development of the algae biomass technology initiative was terminated and Vertigro Algae executed a separate Technology License Agreement (“Technology License”) together with Pagic, and West Peak. The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide “Algae Biomass Technology”. Vertigro Algae assessed its continued involvement in the Technology License; the Technology License was terminated in the quarter ended March 31, 2010.

Discontinued Product Development Lines and Settlement of Licensed Technologies - Of the Initial Products under license as defined above, the Company ceased development of Dust Wolf and Nova Skin Care Systems during the year ended March 31, 2009 due to economic conditions, project viability assessment, and increased corporate focus on life sciences plant growth technologies.  During the year ended March 31, 2010, the Company, decided to discontinue development of its Tomorrow Garden retail plant sales project to concentrate on the commercialization and roll out of its VerticropTM Technology.

VerticropTM Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to certain vertical plant growing technology and Tomorrow Garden kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and know how to the Technologies  (the “Purchase Agreement”).  Pursuant to this agreement, original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic and the Company’s obligations under the Purchase Agreement will cease.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement(“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

PLAN OF OPERATIONS

From inception we have generated minimal cost recoveries from the Company’s business operations and have traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placement, convertible notes, demand and promissory notes, and director and shareholder advances.

At present, we do not believe that Valcent’s current financial resources are sufficient to meet the Company’s working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue the Company’s operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet the Company’s obligations as they come due or to fully implement the Company’s intended plan of operations, as set forth below, raising substantial doubts as to the Company’s ability to continue as a going concern.

The Company’s primary business development directives are being carried out through the Company’s UK offices. Chris Bradford, the Managing Director, of Valcent Products EU Limited, and now President and Director of the Company, is responsible for UK business operations and the Company’s VerticropTM technologies, market development, and sales rollout.

The Company’s plan of operations over the course of the next twelve months, subject to adequate financing, is to focus on the continued development and marketing of the Company’s VerticropTM vertical plant growing systems.  The Company’s continued involvement with Vertigro Algae and Tomorrow Garden technologies has been diminished.

VerticropTM Commercial Plant Growth Systems

Valcent Products Inc. has introduced its “VerticropTM” vertical farming system as developed by its UK operations which grows a wide variety of crop products.  The Company initially began experimenting with vegetable crops and urban agriculture growing system within its greenhouse production facilities in El Paso, Texas, however, during the year ended March 31, 2009, the Company’s development efforts shifted to Valcent EU where it conducted detailed research independent of its US operations, and subsequently developed its commercial scale growing systems.

VertiCrop™ Technology – Concept and Advantages:  The VertiCrop™ technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil and transport fuels. Under traditional farming practice, a reduction in availability and nutritional values results in the food people consume.  The VertiCrop™ is designed to grow vegetables and other plants close to urban centers much more efficiently and with greater food value than in agricultural field conditions that require transportation of product to distant consumption markets.

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

VerticropTM is an innovative and exciting vertical growing system which:

•	Produces up to 20 times the normal production volume for field crops

•	Requires approximately 5% of the normal water requirements for field crops

•	Can be built on non arable lands and close to major city markets

•	Can work in a variety of environments: urban, suburban, countryside, etc.

•	Minimizes or eliminates the need for herbicides and insecticides

•	Will have very significant operating and capital cost savings over field agriculture

•	Will drastically reduce transportation costs to market, resulting in further savings, higher quality and fresher foods on delivery and less transportation pollution

•	Is modular and easily scalable from small to very large food production situations

The VertiCrop™ grows plants in closely spaced shelves vertically arranged on panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

	reduced global transport costs and associated carbon emissions
	food and fuel safety, security and sovereignty
	local food is better for public health
	building local economies
	control of externalities and true costs

In a rapidly urbanizing world where the majority of people now live in cities, localization requires that food and fuel be produced in an urban context. Urban agriculture presents a number of technological challenges. The main challenge is a lack of growing space.

Vertical growing is a new idea currently emerging in the sustainability discourse which offers great promise for increasing urban production. Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming. The primary advantage of vertical growing is the high density production it allows using a much reduced physical footprint and fewer resources relative to conventional agriculture. Vertical growing systems can be applied in combination with existing hydroponics, and greenhouse technologies which already address many aspects of the sustainable urban production challenge (i.e., soil-free, organic production, closed loop systems that maximize water and nutrient efficiencies, etc.). Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

Commercial Deployment of the VerticropTM System – Paignton Zoo, Devon, UK:  The Company via its UK subsidiary has in the summer months of 2009 deployed its first commercial test installation of its VerticropTM technology at the Paignton Zoo Environmental Park located in Devon, UK.  The Paignton Zoo is one of the largest zoos in the UK. The Zoo is part of South West Environmental Parks Ltd which is owned by the Whitley Wildlife Conservation Trust. It is a combined zoo and botanic garden that welcomes over half a million visitors a year.  The VerticropTM System installed at Paignton Zoo is meant to grow more plants in less room using less water and less energy. It will help to reduce food miles and bring down the Zoo’s annual costs for animal feed, which is currently in excess of £200,000 a year.  The zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats -- will benefit from the production of year-round fresh food.  The system which was a joint arrangement between Valcent Products EU Limited and the Paignton Zoo Environmental Park became operational on August 5, 2009, and will supply necessary data to the Company of semi-commercial crop yields, and other data for further commercialization of the VerticropTM System.

Verticrop Warehouse Systems:  The Company is also developing a new VerticropTM product line for use in a warehouse environment. Using the latest horticultural lighting technologies, combined with state of the art irrigation and nutrient delivery systems, Valcent EU is in the final stages of developing a commercial application of its VerticropTM system suitable for installing in industrial type warehouses, as an alternative to polytunnels or glasshouses.  A warehouse environment will provide a commercial grower with significant benefits, particularly in areas of climate extremes.  Growing crops in a glasshouse or polytunnel can involve high energy costs to maintain stable temperatures suitable for healthy plant growth. Growing in a warehouse environment with a VerticropTM vertical farming system is designed to improve production and lower costs.  Valcent EU’s research team has been working with two strategic partners who are acknowledged experts in the field of industrial lighting. This research has lead to the development of a commercially viable eco-friendly system, particularly well suited to application in a warehouse environment.  The VerticropTM warehouse growing system will also use a hybrid lighting system, harnessing and channeling heat free natural daylight, complemented by the latest LED horticultural lighting technology.

Foreign Market Development Initiative:   During June, 2010, the Company’s wholly owned subsidiary, Valcent Products EU Limited signed an agreement to supply a VertiCrop(TM) high density plant growing system to VF Innovations Ltd. (VFI), a new Hong Kong company specifically created to foster innovation in vertical farming. Valcent entered into discussions to form a Hong Kong-based partnership with VFI to manufacture and distribute the company's vertical growing systems for the Peoples Republic of China (PRC). The VertiCrop(TM) system was intended to sell fresh produce to the Hong Kong market and to serve as a demonstration unit for future customers and partners in the PRC as well as other segments of the Asian market.  During ensuing negotiations, VFI decided not to proceed with the initiative, and as at the date of this report, the business relationship has been ended.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.  During the fiscal year ended March 31, 2006, operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc.
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2010	2009	2008
Net Operating Revenues	$0	0	0
Loss from operations	$4,997,089	14,451,993	12,028,222

Other Loss (Income)	$1,440,270	3,403,497	684,136
Net loss per Canadian GAAP	$6,437,359	17,885,490	12,712,358
Loss per share	$0.15	6.42	6.44

Share capital	$43,250,174	21,957,516	16,691,282
Common shares issued	52,175,329	3,008,977	2,459,796
Weighted average shares outstanding	42,354,279	2,782,284	1,974,763
Total Assets	$1,389,261	2,351,963	4,605,914
Net Liabilities	$4,166,740	3,383,189	8,615,386

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (US $ = CDN $1) period average	$0.91407	0.88839	0.97084
Exchange Rates (British Pound £ = CDN $1) period average	$0.57471	0.52433	0.48368

Restructuring Initiatives

The debt settlements, share lockup, and convertible debt restructuring (described below) were a part of the Company’s plans to substantially reduce its debt and restructure the Company’s capital structure to enable further funding initiatives pursuant to its business operations.  As part of its restructuring, the Company held a special meeting of its shareholders on June 22, 2009 who approved a stock consolidation of one new share for each eighteen old shares.  This share consolidation became effective on July 16, 2009.  At March 31, 2010, the Company continued to have obligations pursuant to the four convertible note holders in the aggregate of US$1,938,305, described below – “July 2008 Convertible Note Amendments and Reversion”, and in conjunction with its re-organization and funding efforts incurred additional debt also described below – “2009 Debt and Conversion of Debt to Equity”.

Debt Settlement Agreements and Lockup Agreements

Concluding on May 11, 2009, but effective for accounting purposes as of March 31, 2009, Valcent Products, Inc. (the “Company”) entered into agreements with a significant number of the Company’s creditors to settle or restructure a significant portion of the Company’s indebtedness in consideration for shares of the Company’s common stock. The Company settled an aggregate of US $11,806,527 ($14,816,663) representing these balances in exchange for 29,516,955 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.  The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $1,154,308 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.  Also included in these shares are 1,316,424 shares issued in settlements of debts involving current officers or directors of the Company, and 391,298 were issued to a past director and officer of the Company, all of which are subject to the lockup agreements.

July 2008 Convertible Note Amendments and Reversion

As part of the overall debt restructuring, the Company also entered into agreements with each of the Company’s secured creditors and amended the terms of the four secured convertible promissory notes issued in July 2008 in the aggregate principal amount of US$2,428,160 (collectively the “Notes”).   One of the Notes is held by the Company’s past chief financial officer and ex-member of the board of directors (being a Note in the principal amount of US$188,160).

By their original terms the Notes were to be due on or before July 16, 2009, however all of the parties agreed to extend the maturity date of the Notes until March 31, 2009.  On June 2, 2009, pursuant to the modified contractual arrangements, the Company paid US$400,000 to certain of the holders of the Notes (with the exception of the Company’s chief financial officer and member of the board of directors) to pay down the principal amount due and owing under the Notes. All holders of the Notes also agreed to provide the Company or its designee an option to purchase on or before December 31, 2009 the Notes and the remaining amounts due under them, being US$1,323,000 as of December 31, 2009.  Further, through December 31, 2009 each Note holder has agreed not to effect any conversions of the Notes into shares of the Company’s common stock.

In consideration for the amendments and accommodations to the Notes, the Company agreed to pay each holder consideration that was comprised of the prepayment of interest that otherwise would have been due and owing on the Notes through December 31, 2009 and amounts that would have been due under the Notes pursuant to their terms, including the original issuance discount and prepayment premium.  This consideration was paid to each Note holder in the form of Company common stock.  In total the Company issued 2,892,036 shares of its common stock to the four Note holders.  However, each of the holders entered into an agreement whereby each agreed to not sell these shares until January 1, 2010.  The Company reserves the right to change lock up arrangements at its discretion.

Each Note holder also agreed to waive any adjustment to the exercise price of the warrants issued to the holders as part of the July 2008 financing that may have resulted from the issuances of shares of Company common stock as part of the Company’s overall debt restructuring and/or from certain other contemplated Company issuances.  However, subject to certain exceptions, the Company agreed that if before March 31, 2010 the Company issues shares of its common stock at a price less than the valuation of the shares issued to each Note holder (US$0.40 per share), that the Company would issue each holder additional shares of Company common stock in a number equal to the difference between the number of shares each holder would have received had the consideration paid to the holder been paid in shares at the lower valuation. If the US$1,323,000 face amount required to retire these notes is not paid on or before December 31, 2009, the promissory notes revert to the terms and conditions original secured convertible note transaction documents including security agreement originally executed in July 2008 which remain valid and in effect.

The Notes were not paid on December 31, 2009 and reverted to their original terms.  The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion privileges of the notes were reinstated.  The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  As at March 31, 2010, a total of the US$1,313,000 in principal and US$58,305 remained outstanding.  Interest will continue to accrue on the US$1,313,000 face value of these notes at the default rate of interest of 18% per annum until repaid.  The Company plans to retire the notes and accrued interest from further equity financing.

July 2008 Convertible Note Partial Purchase and Conversion

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

2009 Financing and 2009 Debt Conversion to Equity

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US$2,000,000 in convertible units with a single subscriber. The subscription funds bear interest at 10% and the issuance of the units were subject to the completion of the Company’s reverse consolidation which occurred on July 16, 2009. The subscription advances and accrued interest were converted into units of common securities at the rate of US$0.125 per unit on July 17, 2009, the date upon which the Company effected a reverse share consolidation.  Each unit consisted of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US$0.45 per share until July 17, 2010.  On July 17, 2010 The Company extended the warrant exercise date to July 17, 2011. The warrants may be exercised on a cashless basis.

As at March 31, 2009, the Company had received US$500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US$685 interest on the principal balance of this advance. On May 22, 2009, the balance of US$1,500,000 was received.

The Company completed the reverse share consolidation on July 16, 2009 and on July 17, 2009, the Company issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in convertible subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share until July 17, 2010.  Any shares issued to this subscriber upon the conversion of the notes would not be subject to lock up arrangements, but the subscriber was deemed an affiliate of the Company owing to shareholdings greater than 10% ownership and as such is subject to certain selling restrictions.

Equity Issuances

Private Placements - July, 2009 to March, 2010

Post consolidation, the Company engaged in the following financings:

Issued 458,139 units pursuant to the conversion of US $179,478 in convertible notes and interest of US $3,777.  Each unit is comprised of one common share and one share purchase warrant entitling the holder thereof to purchase 458,139 common shares at an exercise price of US $0.60 per share until July 17, 2011.  A value of $2,291 has been allocated to warrants under the residual method.

Closed private placements in four tranches and issued 2,153,492 units at a price of US $0.40 per common share for gross proceeds of $906,966. Included in the private placements value is US $1,397 of interest on subscriptions received.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.60 until varying dates from October 26, 2011 to December 30, 2011.  A value of $10,768 has been allocated to the warrants under the residual method.

In connection with the private placements closed in four tranches, the Company incurred issue costs including finders’ fees of $239,278 in cash and issued 35,000 finder’s warrants.  The fair value of $21,925 for the finder’s warrants was estimated using the Black-Scholes option pricing model and was charged to share issue costs and credited to contributed surplus.  The assumptions used in the option pricing model are as follows: risk-free interest rate- 1.98%; expected life – 2.0 years; expected volatility – 80%; and expected dividends – nil.

The Company closed a further private placement of US $50,000 and issued 125,000 units at a price of US $0.40 per common share.  Each unit consists of one common share and 1.67 share purchase warrants entitling the holder thereof to exercise each whole warrant into a common share of the Company at an exercise price of US $0.40 until February 15, 2012.  A value of $13,033 has been allocated to the warrants under the residual method.

Convertible Note Conversions

The Company issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US $250,000 face value of the original note.  Issued a further 21,704 common shares pursuant to the conversion of July 2008 convertible notes for US $10,000 face value of the reverted note.

Services Agreements

The Company has agreed to issue an aggregate of 250,000 shares during the fiscal year ending March 31, 2010 in connection with a public relations services agreement and a consulting services agreement, subject to cancellation. The Company also issued 25,000 shares in connection with an internet services agreement during the twelve months ended March 31, 2009.

Selected Quarterly Financial Data

Valcent Products Inc. Selected Financial data [Unaudited] (Expressed in Canadian Dollars)
	Quarter Ended 03/31/2010	Quarter Ended 12/31/2009	Quarter Ended 09/30/2009	Quarter Ended 06/30/2009	Quarter Ended 03/31/2009	Quarter Ended 12/31/2008	Quarter Ended 09/30/2008	Quarter Ended 06/30/2008

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$1,977,780	497,207	1,198,609	1,323,493	3,704,702	4,547,838	4,077,677	3,007,068
Net loss per Canadian GAAP	$3,756,464	514,527	1,170,536	995,832	5,297,776	5,566,158	4,075,475	2,916,081
Loss per share from continued operations	$0.07	0.01	0.03	0.03	1.78	1.96	1.49	1.12
Share Capital	$43,250,174	42,167,593	41,113,440	38,912,744	21,957,516	20,543,236	19,482,091	18,620,606
Common Shares issued	52,175,329	51,878,625	49,675,133	32,838,400	3,008,977	2,932,718	2,793,016	2,679,613
Weighted average shares outstanding	42,354,279	50,867,833	46,552,598	19,408,871	2,982,909	2,832,856	2,725,336	2,590,304
Total assets	$1,389,261	2,227,497	2,178,450	2,500,524	2,351,963	4,001,862	4,230,595	4,330,428
Net assets (Liabilities)	$(2,777,479)	(395,115)	(414,136)	487,635	(1,031,226)	(10,716,836)	(5,984,732)	(4,633,652)

Cash Dividends Declared Per common Shares	$0	0	0	0	0	0	0	0

TWELVE MONTHS ENDED MARCH 31, 2010
COMPARED WITH THE TWELVE MONTHS ENDED MARCH 31, 2009

OVERVIEW OF THE TWELVE MONTHS’ ACTIVITIES:

During the twelve months ended March 31, 2010, the Company focused on the following business initiatives:

(i)	the development and commercialization of Valcent’s “High Density Vertical Growth System” (“VerticropTM”) designed to produce vegetables and other plant crops,

(ii)	the development and marketing of the Tomorrow GardenTM consumer retail products in Valcent’s UK based subsidiary,

(iii)	restructuring activities as noted in this annual report, and

(iv)	an assessment and rationalization of the development of a commercial algae growing technology via Vertigro Algae Technologies LLC.

During the twelve months ended March 31, 2009, the Company focused on the following business initiatives:

(i)	the development of a commercial algae growing technology via Vertigro Algae,

(ii)	the development of Valcent’s VerticropTM High Density Vertical Growth System designed to more efficiently produce certain plant crops,

(iii)	the development and test marketing of the Tomorrow Garden TM consumer retail product in the Company’s UK based subsidiary,

(iv)	the development of product inventories and direct test and sales initiatives and product introduction promotion relating to the Company’s Nova Skin Care System,

(v)	ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives,

Operating Results

We incurred net losses of $6,437,359 for the twelve months ended March 31, 2010, compared to $17,855,490 for the twelve months ended March 31, 2009.  The decrease during the twelve months ended March 31, 2010 over the same interval in the previous year is largely a result of decreased number of active development projects, cost streamlining due to global economic circumstances, and decreased capital resources.

For the twelve months ended March 31, 2010 and March 31, 2009, the Company had no revenue.

Operating Expenses

Product development - Product development expenses decreased by $6,086,574 to $2,152,425 for the twelve months ended March 31, 2010 as compared with the twelve months ended March 31, 2009.  The decrease is due to financial constraints which resulted in the scaled back operations including Vertigro Algae operations in the Company’s El Paso research facility, cost reductions and budget streamlining efforts, and fewer active projects under development.  During the twelve months ended March 31, 2010, the Company’s primary product development expenses were directed towards the commercialization of the Company’s VerticropTM System and Tomorrow GardenTM product lines operated from Valcent’s UK operating offices.  Product development expenses were $8,238,999 during the twelve months ended March 31, 2009, and were primarily focused on the development of the Company’s VerticropTM System and Tomorrow GardenTM product lines, Vertigro Algae technologies and the marketing of the Nova Skincare system, the development of which was terminated March 2009.  Tomorrow GardenTM product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010.

Insurance - Insurance expense increased by $2,037 to $21,677 during the 12 months ended March 31, 2010 (2009 - $19,640).

Interest and accretion - In conjunction with convertible debenture financings during the fiscal year ended March 31, 2009 and from other promissory note financings during fiscal 2010, the Company incurred $916,714 in interest, and financing charges on convertible and promissory notes in the twelve months ended March 31, 2010.  This represents a $2,300,512 decrease from the $3,217,226 that had been incurred during the twelve months ended March 31, 2009. The large decrease over the previous period in the prior year is due to the settlement as at March 31, 2009 of most debt instruments outstanding as of March 31, 2009 for equity as part of reorganization initiatives initiated during the last sixteen months, offset by accretion expense of $595,644 related to convertible notes during fiscal 2010.

Investor relations - Investor relations fees decreased $500,484 to $282,265 (2009 - $782,749) for the twelve months ended March 31, 2010 as a result of a decreasing number of third party consultants in investor related advisory  activities.

Advertising and media development - Advertising and media development was $101,408 during the twelve months ended March 31, 2010 and  was significantly lower by $346,850 than for the same period in 2009 ($448,258) owing to the cessation of marketing costs related to the Nova Skin Care System and other decreased advertising media expenditures.

Professional fees - Professional fees increased by $25,568 to $549,784 for the twelve months ended March 31, 2010 from $524,216 for the twelve months ended March 31, 2009 reflecting complex accounting, regulatory, and legal costs inherent to near term operations.

Office and miscellaneous - Office and miscellaneous expenses decreased $46,196 to $342,932 for the twelve months ended March 31, 2010 from $389,128 for the twelve months ended March 31, 2009. The decrease is primarily due to the scale back of activity in the Company’s US subsidiary and cost streamlining in the current period.

Travel - Travel expenses decreased modestly by $17,423 to $219,018 (2009 - $236,441) for the twelve months ended March 31, 2010 as a result of decreased activity in all of the Company’s operations, decreased number of active development projects, as well as cost streamlining due to global economic circumstances. The number is still reasonably high relating to the international nature of interest and commercialization of the Company’s VerticropTM product.

Amortization – Amortization increased modestly by $31,073 for the fiscal year ended March 31, 2010 (2009 - $181,618) due to some acquisitions in Valcent Products EU Limited

Rent - Rent expenses decreased $5,150 to $125,888 for the twelve months ended March 31, 2010 from $131,038 for the twelve months ended March 31, 2009, owing to foreign currency fluctuations.

Stock-based compensation - The Company issued 100,000 share options to a consultant of the Company incurring a charge of $19,861 in stock option compensation expenses during the twelve months ended March 31, 2010 (2009 - $260,530).  The decrease of $240,669 in stock based compensation reflects the reorganization initiatives and decrease in personnel involved in active projects. The weighted average fair value of stock options granted of $0.30 per option was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 1.98%, expected life of 5.0 years, an expected volatility of 100%, with no dividends.

Filing and transfer agent fees - Filing and transfer agent fees increased $30,276 to $52,426 for the twelve months ended March 31, 2010, from $22,150 for the twelve months ended March 31, 2009. The increase is primarily attributable to costs associated with the increased activity relating to the Company’s restructuring initiatives.

Other Income and loss

Foreign exchange (loss) gain - Due to fluctuations, primarily, in the United States dollar and British Pound as related to the Canadian dollar, the Company incurred a foreign exchange gain of $382,095 during the twelve months ended March 31, 2010 as compared to a loss of $2,027,804 during the twelve months ended March 31, 2009.

Write off of receivable – During the year ended March 31, 2010, the Company has  written off  a receivable due  from Global Green Solutions Inc. (“GGS”) in the amount of $668,057 owing to GGS’s lack of capital and financial ability to repay the debt on a current basis (2009 - $ nil).

Interest income – During the year ended March 31, 2010, the Company did not recognize any interest income (2009 - $19,491).

Loss on settlement of debts - During the year ended March 31, 2010, the Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $ 1,154,308 was recorded to loss on settlement of debts for those debt holder participants which received shares at a value different than the restricted share value based on objective evidence. The Company estimated the value of the restricted share of US $0.22222 pre-consolidation (US $0.40 post consolidation) at April 1, 2009 based on the estimated call option value using the Black-Scholes option pricing model with the following assumptions: share price - US 0.06 pre-consolidation; exercise price - $0.06; risk-free interest rate – 0.47%; expected life – 9 months ; expected volatility – 109%; and expected dividends – nil.  During the year ended March 31, 2009 the Company recorded a loss on settlement of debt of $885,292 due to a modification of the July 2008 Convertible Notes.

Write-down of property and equipment - The Company recognized a write-down of property and equipment from El Paso related business operation assets held for future use.  The write-down amounting to $509,892 was recorded during the year ended March 31, 2009 and is included in accumulated amortization.

Liquidity and Capital Resources

Because the Company is organized in Canada, the Company’s March 31, 2010 financial statements have been prepared by the Company’s management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s accumulated losses during the development stage increased by $6,437,359 to $48,610,488 for the twelve months ended March 31, 2010.

The Company’s working capital deficit as at March 31, 2010 was $3,899,205 which was greater than the $2,101,443 in working capital deficit as at March 31, 2009. This increase in working capital deficit was a result of increasing promissory debt instruments used to finance fiscal 2010 business activities as compared to debt settlements achieved at March 31, 2009 pursuant to restructuring initiatives; there still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

During the twelve months ended March 31, 2010, the Company issued 29,516,955 common shares in settlement of $14,816,663 of debt, 334,204 common shares on the conversion of $326,216 in convertible notes and interest, 19,040,193 common shares for private placement in the aggregate of $3,411,036, 250,000 common shares for investor relations services received in the amount of $137,928, and $25,000 common shares issued for consulting services in the amount of $17,655.  The Company’s issued and outstanding shares as at March 31, 2010 were 52,175,329.  The Company recorded $239,279 in cash issue costs and warrants issued valued at $21,925 in connection with the receipt of private placement capital.

As at March 31, 2010, we had $22,222 in cash (2009 - $224,769) and we currently have approximately $10,000 in cash as at July 27, 2010.

During the twelve months ended March 31, 2010, the Company used a total of $2,837,646 in cash related to its operations.  This cash was funded from the proceeds of private placements of $3,225,022 and amounts received from related parties of $71,561. These amounts were used to also fund $382,694 in repayment of promissory notes and $11,027 in convertible notes.  The Company also acquired $264,200 in property and equipment during the twelve months ended March 31, 2010.  In total the Company used a total of $202,547 more cash than it raised during the twelve months ended March 31, 2010 inclusive of a $3,564 foreign exchange loss for the year leaving it with a cash and cash equivalents balance of $22,222 at March 31, 2010.

As at March 31, 2010, accounts receivable of $127,897 consists of value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company. A receivable in the amount of $668,057 due from Global Green Solutions Inc., the Company’s Joint Venture partner in Vertigro Algae product development was written off at March 31, 2010.

Prepaid expenses as at March 31, 2010 of $105,751 (2009 $102,670) includes $ 12,800 (2009 - $16,606) related to the deferred portion of business consulting and investor relations services agreements with the balance of $92,951 (2008 - $86,064) consisting of in prepaid insurance, rental deposits, and similar items.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $644,463 as at March 31, 2009.  As at March 31, 2010, inventories related to the Company’s Tomorrow Garden project were $11,665 (2009 - $34,072).

During the year ended March 31, 2010, the Company recorded $212,691 in accumulated depreciation on assets.  During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $509,892 was effected March 31, 2009 and was in addition to$181,618 in amortization in the statement of operations for the year ended March 31, 2009.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

Accounts payable and accrued liabilities increased to $886,435 at March 31, 2010 from $541,802 at March 31, 2009.

Promissory notes decreased from $2,643,514 at March 31, 2009 to $1,053,169 at March 31, 2010 owing in part to reclassification of certain remaining principal portions of the July 2008 notes to convertible notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of US$400,000 of the July 2008 convertible notes in cash on June 2, 2009, and the receipt of US$500,000 as part of a private placement with a single investor which was later converted to common shares on July 17, 2009.  In addition, $1,053,169 in new unsecured promissory notes were issued in the year ended March 31, 2010 for cash received to fund operations. The promissory notes bear interest at the rate of 8-10% simple interest.

Our advances and amounts due from related parties increased by $71,561 to $258,206 as at March 31, 2010 (2009 - $186,645).

Convertible notes increased as at March 31, 2010 to $1,392,972 from $11,228 at March 31, 2009 due to the reversion of US$1,323,000 in principal and US$58,305 in amounts previously classified as Promissory notes until December 31, 2009.  The promissory notes were not paid on December 31, 2009 and reverted to their original terms.  During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  As at March 31, 2010, a total of the US$1,313,000 in principal, US$567,000 derivative liability portion and US$58,305 in interest remained outstanding.  Interest will continue to accrue on the US$1,313,000 face value of these notes at the default rate of interest of 18% per annum until repaid.  The Company plans to retire the notes and accrued interest from further equity financing.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

		US $						CDN$
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
September 2007 (h)	8,902	-	-	-	-	(8,902)	-	-
July 2009 (Note 8(b)(i)	-	179,478	-	-	3,777	(183,255)	-	-
Dec 2009 (i) (Note 12)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
	8,902	1,502,478	-	567,000	62,082	(202,157)	1,938,305	1,968,930
		US $						CDN$
	Balance	2009	2009		2009	2009	Balance	Balance
Date of Issue	March 31, 2008	Issued Principal	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversions/ Repayments*	March 31, 2009	March 31, 2009
July/Aug 2005(a)	259,825	-	-	-	15,647	(275,472)	-	-
April 2006 (b)	534,442	-	-	-	29,287	(563,729)	-	-
April 2006 (c)	85,542	-	-	-	4,673	(90,215)	-	-
December 2006 (e)	1,659,782	-	-	-	150,544	(1,810,326)	-	-
January 2007 (f)	1,569,183	-	-	-	468,170	(2,037,353)	-	-
August 2007 (g)	678,567	-	-	-	102,260	(780,827)	-	-
September 2007 (h)	297,433	-	-	-	154,295	(442,826)	8,902	11,228
July 2008 (i)	-	2,168,000	(1,315,003)	-	1,262,529	(2,115,526)	-	-
	5,084,774	2,168,000	(1,315,003)	-	2,187,405	(8,116,274)	8,902	11,228
*Includes commitments to convert the remaining amounts into common shares

(a)	US $1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, from July 25, 2005 to August 2005 the Company issued one-year, unsecured US $1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 50,741 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 50,741 common shares of the Company at a price per share of US $18.00.  The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; and (ii) US $9.90. Accrued and unpaid interest may be converted into common shares of the Company at US $9.00 per share.  The Company may, subject to notice provisions and its common shares trading above US $27.00 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The share purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which sufficient warrants are exercisable, which will cover the exercise proceeds otherwise payable.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US $9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US $13.50 per share until August 5, 2008. A total of US $82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2006 .

During the year ended March 31, 2009, principal of US $92,281 and interest of US $9,423 were converted to 14,845 common shares and interest of US $15,647 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $173,768 for 595,006 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 595,006 common shares were issued on May 11, 2009.

(b)	US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US $551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 40,864 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company at the lesser of:

(a)	70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; or
(b)
US $9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. The warrants carry a Cashless Conversion Feature.

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US $55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US $9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US $13.50.

During the year ended March 31, 2009, convertible notes and interest of US $460,679 were converted to 111,751 common shares and interest of US $21,312 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US $103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 473,101 common shares were issued on May 11, 2009.

(c)	US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US $82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US $82,200 convertible penalty notes carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants. These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US $13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US $64,410 were converted to 17,994 common shares and interest of US $4,673 was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US $25,715 for 106,443 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 106,443 common shares were issued on May 11, 2009.

(d)	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days that elapsed after the Company was required to have a registration statement effective, plus a reduction in the warrant price of certain of the warrants issued of US $1.80. As a result of the Company not filing the required registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 189,299 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US $9.00, US $13.50 and US $18.00 to US $7.20, US $11.70 and US $16.20, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing.

(e)	US $1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US $1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 111,112 common shares of the Company at a price per share of US $9.00; and (ii) up to an additional 111,112 common shares of the Company at a price per share of US $18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company, at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common shares for the ten trading days prior to conversion; or (ii) US $9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US $27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand. The share purchase warrants may be exercised on a cashless basis. After December 31, 2007, this convertible note accrues interest at the rate of 15% per annum.

The right of the note holders to convert into the Company’s common shares is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common shares of the Company greater than 9.99%, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $150,544 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US $1,500,000 and accrued interest of US $310,326 for 4,525,807 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009.

(f)	US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US $9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US $12.60 per share until December 11, 2008. At the discretion of the note-holders, interest on the notes was payable in either cash or units at US $9.00 per unit. In connection with this financing, the Company paid consultants US $108,000 in cash and issued 7,500 units exercisable at US $9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US $12.60 per share until December 11, 2008. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 were due on demand. The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US $120,000 during the year ended March 31, 2007 and a further US $289,973 during the year ended March 31, 2008.

During the year ended, March 31, 2009, principal and accrued interest in the amount of US $709,995 was converted into 78,888 common shares, and principal and accrued interest in the amount of US $28,238 was traded for new 10% convertible notes that convert automatically into units (at a conversion price of US $0.40 per unit on the effective date of the share consolidation, each unit comprised of one common share and one 2-year share purchase warrant to purchase an additional common shares at $0.60 per share for a two year term from the date of issue of the unit).

During the year ended March 31, 2009, the Company accrued US $468,170 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US $1,299,120 for 3,247,797 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 3,247,797 common shares were subsequently issued on May 11, 2009.

(g)	US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US $650,000 bearing interest at 6% per annum. The convertible note matured on November 15, 2007 and as at March 31, 2009 were due on demand with both interest and principal convertible at the option of the lender into units at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share. After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best-efforts basis, but failed to do so within 180 days from the date of issuance as agreed. A one-time financial penalty of US $28,567 was incurred during the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common shares is subject to the contractual agreement between parties that any conversion by the note-holder may not lead, at the date of such conversion, to an aggregate equity interest greater than 9.99% in the common shares of the Company, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US $102,260 in interest and accreted interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $780,827 for 1,952,066 common shares that were restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009.

(h)	US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US $391,000. The convertible notes matured on September 30, 2008 and as at March 31, 2009 were due on demand. Both interest and principal may be converted at the option of the lender at any time at US $10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US $13.50 to purchase an additional common share for a two-year term from the date of conversion. The Company was required to register the resale of the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed. A one-time financial penalty of US $23,460 was incurred during the year ended March 31, 2008.

During the year ended March 31, 2009, the Company accrued US $154,295 in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US $7,500 of the principal on these convertible notes. The Company repaid an additional US $7,500 of principal and US $1,402 in interest during the year ended March 31, 2010.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US $435,326 for 1,024,667 common shares that was subject to pooling arrangements with equal quarterly releases beginning in January 2010. The 1,024,667 common shares were issued on May 11, 2009.

(i)	US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer. The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs. The warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act. During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US $1,326,959 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the non-cash portions of the convertible note including US $524,884 in prepayment penalty, US $260,160 in original issuer discounts, and US $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US $1,156,815 and agreed to issue 2,892,036 common shares that will be restricted from trading and pooled until January 1, 2010;

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company.
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the new US $1,323,000 convertible promissory notes include the following:
•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and require the re-instatement of the original conversion feature.

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion privileges of the notes were reinstated.  The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  The Company accrued US $58,305 in interest on these convertible notes during the year ended March 31, 2010 on total principal outstanding of US $1,313,000 at March 31, 2010.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000. On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010.  As at May 31, 2010, an aggregate of US $678,244 was outstanding on unconverted principal of these convertible notes with all interest paid through this date.

In return for conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant, an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

The Company used the residual fair value method to allocate the proceeds received to the various components. The fair value of the liability component of convertible debentures is obtained by discounting future interest and principal payments by using a market rate equal to the rate of similar debentures having no conversion right. The residual value is allocated to the conversion components.

Interest expense related to the liability component is charged to operations, and the difference between the interest expense and its related disbursement representing the increase in the liability component value is credited to the convertible notes due to time-value of money.

During the year ended March 31, 2009, the Company revised its presentation of the conversion option that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008. This change in presentation had no material impact to the statement of operations.

SUBSEQUENT EVENTS TO MARCH 31, 2010

Unless otherwise noted in Management’s Discussion and Analysis, the following events occurred after March 31, 2010:

On June 1, 2010, the Company ratified the conditional issuance of 1,000,000 common shares to a third party as partial consideration for the purchase of technology related to the Company’s “Alphacrop” plant growing system.  The shares are conditional on the issue of certain patents from the UK patent office.

On June 1, 2010, the Company granted 3,960,000 stock options at US $0.25 per share for an eight year period to consultants and employees of the Company.

On June 15, 2010, the Company issued:

(a)	300,000 common shares as an employment bonus for the year ended March 31, 2010 to the Company’s CEO;

(b)	500,000 common shares in connection with a business consulting services agreement for services to be performed from April 1, 2010 through December 31, 2010;

(c)	500,000 common shares in connection with an investor relations services agreement with services to be performed from April 1, 2010 through December 31, 2010;

(d)	100,000 common shares relating to existing investor relations services agreements;

(e) 3,500,000 common shares upon conversion of US $ 700,000 in convertible notes payable and accrued interest payable at US $0.20 per share;

(f) 135,925 common shares in payment of partial accrued interest on promissory notes at US $0.24 per share; and

(g) 875,000 share purchase warrants to purchase 875,000 common shares exercisable at US $0.30 per share until May 31, 2012 relating to a finders fee arrangement.

On July 7, 2010 the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

On July 17, 2010, the Company extended the term 5,534,521 warrants exercisable at US $0.45 per share originally expiring on July 17, 2010 by 12 months.

YEAR ENDED MARCH 31, 2009 COMPARED WITH YEAR ENDED MARCH 31, 2008

Operating Results

For the year ended March 31, 2009, we focused on the following business initiatives:

(v)	the development and commercialization of our “High Density Vertical Growth System” (“VerticropTM” or “HDVG System”) designed to produce vegetables and other plant crops,

(vi)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc. (“Global Green”), and

(vii)	the development and marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary.

For the year ended March 31, 2008, the Company has focused on:

(vi)	the development of a commercial algae growing technology via a joint venture with Global Green (the “Vertigro Project”),

(vii)	the development of our VerticropTM High Density Vertical Growth System designed to more efficiently produce certain plant crops,

(viii)	the development and test marketing of the Tomorrow Garden TM consumer retail product in our UK based subsidiary,

(ix)	the development of product inventories and direct test and sales initiatives and product introduction promotion relating to our Nova Skin Care System,

(x)	ongoing research and development with tissue culture technologies, plant growth stimulation technologies, and other product and technology development initiatives,

We incurred losses of $17,885,490 for the year ended March 31, 2009, as compared to $12,712,358 for the year ended March 31, 2008.

Revenues

For the years ended March 31, 2009 and March 31, 2008, the Company had no revenue.  However, as the Company is in the development stage, test sales are credited to development costs. During the year ended March 31, 2009, the Company had test sales of $219,483 (2008 - $985,779) related to the Nova Skincare System.

Interest income for the years ended March 31, 2009 and March 31, 2008 was $19,491 and $10,805 respectively.

The foreign exchange loss/(gain) for the years ended March 31, 2009 and March 31, 2008 was $2,027,804 and ($611,133) respectively.

Operating Expenses

Product development expenses increased by $4,157,564 to $8,238,999 for the year ended March 31, 2009 as compared with the year ended March 31, 2008.  The increase is due to write downs relating to, accounts receivable impairment, inventory impairment for the discontinuance of Nova Skin Care Products marketing and product testing, increased research and development costs relating to the commercialization of the VerticropTM System, and the advent of costs relating to the Tomorrow GardenTM product line.  Product development expenses were $4,081,435 during the year ended March 2008.

In conjunction with convertible debenture financings during the year ended 2008, the Company incurred $3,213,003 in interest, accretion, and financing on convertible notes in the twelve month period ended March 31, 2009.  This represents a $697,657 increase from the $2,515,346 that had been incurred during the year ended March 31, 2008 stemming primarily from amortization and accretion of convertible debenture funding activity during the 2009 and 2008 fiscal years.

The Company incurred a loss on the settlement of debts in the amount of $885,292 during the year ended March 31, 2009 (2008 $0) with respect to the renegotiation and settlement of certain portions of convertible notes issued in July 2008.

Investor relations fees decreased $88,793 to $782,749 (2008 - $871,542) for the year ended March 31, 2009 as a result of the Company employing an decreasing number of third party consultants in advisory, business consulting services, and  investor relations activities.

Professional fees increased by $92,946 to $524,216 for the year ended March 31, 2009 from $431,270 for the year ended March 31, 2008.  The increase is primarily attributable to costs associated with increased finance activity and costs relating to complex financial accounting issues, as well as intellectual property legal services, and technology acquisition negotiations between the respective years.

Advertising and media development was $448,258 during the year ended March 31, 2009 (2008 $1,953,998) with such decrease reflecting the cessation of marketing development relating to the Nova Skin Care System.

Office and miscellaneous expenses increased $154,312 to $389,129 for the year ended March 31, 2009 from $234,817 for the year ended March 31, 2008. The increase is due to emphasis on project development initiatives in the Company’s UK subsidiary.

As a result of the issuance of options to directors, officers, employees and consultants the Company incurred stock option compensation expenses of $260,530 during the year ended March 31, 2009 (2008 - $990,305).

Travel expenses decreased by $55,024 to $236,441 (2008 - $291,465) for the year ended March 31, 2009 as a result of decreased activity in all of the Company’s operations, decreased number of active development projects, as well as cost streamlining due to global economic circumstances.

Amortization increased $134,155 to $181,618 (2008 - $47,463) for the year ended March 31, 2009 as a result of an increasing asset base and depreciation charges related thereto.

Rent expenses increased $53,120 to $131,038 for the year ended March 31, 2009 from $77,918 for the year ended March 31, 2008. The increase in rent costs incurred relates to our new offices and operations located in the United Kingdom.

Filing and transfer agent expenses decreased $22,350 to $22,150 for the year ended March 31, 2009, from $44,500 for the year ended March 31, 2008. The decrease is primarily attributable to costs associated with the proportionate decrease of financing and business activity during the 2009 fiscal year.

Insurance expense decreased to $19,640 for the year ended March 31, 2009, from $71,071 for the year ended March 31, 2008. The decrease is primarily attributable to the rebate of 2008 insurance costs received in the year ended March 31, 2009 and associated decreased insurance coverage required which was prorated over both 2008 and 2009 fiscal years.

Interest relating to long term debt decreased to $4,223 (2008 - $15,480) due to the payout of all long term debt in July, 2008.

As a result of staffing cuts in our El Paso facility and due to the specialized nature of buildings and equipment, the Company impaired the carrying value of certain of its fixed assets relating to our El Paso, Texas operation; the Company’s fixed assets and land were valued at a net book value of $1,070,216 (2008 - $1,135,108) during the year ended March 31, 2009, and a one time write down of assets in the amount of $509,892 was incurred (2008 - $0).

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange loss of $2,027,804 as compared to a gain of ($611,133) during the year ended March 31, 2008.

Interest income offset our losses in the amount of $19,491 during the year ended March 31, 2009 (2008 $10,805)

Net Loss

Our reported net loss increased by $5,574,744 to $17,885,490 ($6.43 basic loss per share) for the year ended March 31, 2009 as compared to $12,310,746 ($6.23 basic loss per share) for the same period ending March 31, 2008. The increase during the 2008 fiscal year is largely a result of write downs relating to fixed asset impairment, accounts receivable impairment, inventory impairment for the discontinuance of Nova Skin Care Products marketing and product testing, costs relating to the valuation of convertible debentures utilized to finance the Company, increased research and development costs relating to the commercialization of the VerticropTM System, and the advent of Valcent EU costs relating to the Tomorrow GardenTM, all of which was further affected by a $2,027,804 loss relating to foreign exchange accounts.

Liquidity and Capital Resources

Because we are organized in Canada, our March 31, 2009 financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Our accumulated losses during the development stage increased by $17,885,490 to $42,173,129 for the year ended March 31, 2009 from $24,317,639 for the year ended March 31, 2008.

Our working capital deficit decreased to $2,101,443 from $5,094,440 for the year ended March 31, 2009 representing a $2,992,997 decrease over the year ended March 31, 2008. Even though this decrease stemming from debt settlement and restructuring initiatives, as described in Note 1 to our March 31, 2009 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

During the year ended March 31, 2009, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$1,951,600 through private placements of equity comprised of common shares and warrants, US$191,667 from warrant exercises, US$2,168,000 from convertible debentures issuances, and approximately $1,662,578 in promissory notes, and short term advances.

During the year ended March 31, 2008, the Company engaged in a series of private offering transactions with institutional and other investors, pursuant to which we raised US$5,218,173 through private placements of equity comprised of common shares and warrants, US$367,671 from warrant and share option exercises, and US$1,291,000 from convertible debentures, promissory notes, and short term advances.

During the year ended March 31, 2009, we issued 16,667 common shares for technology valued at US$180,000, and issued 275,731 common shares for convertible note conversions received of US$1,422,206 in interest and principal.

Long term debt decreased from $158,612 at March 31, 2008 to $0 at March 31, 2009 as a consequence of freeing a first secured interest in favour of holders of our July 2008 convertible note debt financing.

Our advances and amounts due from related parties decreased by $1,303,871 to $186,645 as at March 31, 2009 (2008 - $1,490,516) due to debt settlements made with debt holders on March 31, 2009 for common share equity as part of corporate restructuring initiatives.

Convertible notes decreased as at March 31, 2009 to $11,228 from $5,202,741 at March 31, 2008 due to debt settlements made with debt holders on March 31, 2009 for common share equity as part of corporate restructuring initiatives.  Certain remaining principal portions of these notes were optioned relating to the July 2008 convertible notes through December 31, 2009 and were reclassified as secured promissory notes.

Promissory notes increased from $270,167 at March 31, 2008 to 2,643,514 at March 31, 2009 owing in part to reclassification of certain remaining principal portions of the July 2008 convertible notes to promissory notes due to renegotiation of these instruments, provisions made by negotiation for the repayment of US$400,000 of the July 2008 convertible notes in cash on June 2, 2009, and the receipt of US$500,000 as part of a private placement with a single investor which was later converted to common shares on July 17, 2009.

Accounts payable and accrued liabilities increased slightly to $541,802 at March 31, 2009 from $536,563 at March 31, 2009.

As a result of the cessation of Nova Skin Care System development certain of our inventories were impaired by $644,463 as at March 31, 2009.  As at March 31, 2009, inventories related to the Company’s Tomorrow Garden project in the aggregate of $34,072 (2008 - $nil).

Prepaid expenses as at March 31, 2009 of $102,670 (2008 $2,119,546) include $16,606 (2008 - $2,015,837) related to the deferred portion of business consulting and investor relations services agreements with the balance of $86,064 (2008 - $103,709) consisting of in prepaid insurance and rental deposits.

As at March 31, 2009, accounts receivable of $920,235 consists of $812,048 due from Global Green Solutions, the Company’s joint venture partner in Vertigro Algae product development, with the balance primarily due from value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company, as well as receivables relating to Tomorrow GardenTM sales.  As at March 31, 2008, accounts receivable of $462,156 consisted primarily of amounts due from the Company’s product fulfillment agent, GSI Commerce, Inc. (formerly Accretive Commerce Inc.) from test sales relating to the Company’s Nova Skin Care System, value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company.

Restricted cash as at March 31, 2008 consisted of certificates of deposit and interest earned of $108,471 that were pledged to secure long term debt relating to our purchased lands in El Paso. Restricted cash as at March 31, 2009 was $0 due to long term debt being paid in full in July, 2008 resulting in restricted cash being freed for corporate use.

During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $509,892 (2008 $0) was in addition to $181,618 (2008 $47,463) in amortization in the statement of operations for the year ended March 31, 2009.

As at March 31, 2009, we had $224,769 in cash (2008 - $163,437) and we currently have approximately $46,000 in cash as at September 15, 2009.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

RISKS

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of some of the material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future.

We Need Additional Financing To Meet The Company’s Current And Future Capital Needs And We May Not Be Able To Secure That Financing.

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On The Company’s Operations.

The Company’s Inability To Attract And Retain New Personnel Could Inhibit The Company’s Ability To Grow Or Maintain The Company’s Operations.

There Is Only A Limited Market For The Company’s Common Shares.

The Price Of The Company’s Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders.

As Of The Date Of This Report The Company Is Not Carrying Any Insurance On Its EL Paso Facilities Which Could Result In A Significant Loss.

The Company Operates In The United States And The United Kingdom As Well As Canada And As Such Is Subject To Foreign Currency Fluctuations Which Can Significantly Impact On Its Financial Results.  The Company Does Not Engage In Any Hedging Arrangements To Mitigate These Risks.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on the Company’s financial condition or results of operations.

CONTRACTUAL OBLIGATIONS

As of March 31, 2010, we had the following contractual obligations not otherwise noted in this Management’s Discussion and Analysis:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,977 (GB£12,550).The Company also entered into public relations and consulting agreements in the year that extended beyond March 31, 2010. The combined commitments as at March 31, 2010 are as follows:

	Shares	Amount
2011	125,000	$ 76,229
2012	-	76,229
2013	-	76,229
2014	-	76,229
Thereafter	-	200,100
	- 125.000	$ 505,015

RELATED PARTY TRANSACTIONS DURING THE TWELVE MONTHS ENDED MARCH 31, 2010 COMPARED WITH THE TWELVE MONTHS ENDED DECEMBER 31, 2009

During the years ended March 31, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009
Product Development	$ 392,325	$ 1,318,309
Interest and accretion	107,642	-
Professional fees	-	36,000
Rent	25,000	37,800
	$ 524,967	$ 1,392,109

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares.  The amounts owing were non-interest bearing and had no specific terms of repayment.

At March 31, 2010, promissory notes payable included $1,001,851 (March 31, 2009 - $19,058) owing to beneficial owners of more than 5% of the Company’s common shares and directors and officers.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License during the years ended March 31, 2010 and 2009.

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued are valued at $0.42 per share for an aggregate value of $126,000.and was recorded to the product development cost.

During the year ended March 31, 2010, $206,950 of cash issue costs were charged by beneficial owners of more than 5% of the Company’s common shares.

During the year ended March 31, 2010, the Company settled commitments to issue shares of $8,172,135 by issuing 17,655,556 common shares.

Summary of Critical Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of the financial statements necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s  50 %proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture.

(b) Research and product development costs

Research costs are expensed as incurred.  Development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c) Intangible assets

Intangible assets of the Company include technology and product licenses acquired from third parties.  Technology and product licenses are initially recorded at the fair value based on consideration paid and are amortized on a straight-line basis over the estimated useful life of the underlying technologies.  The Company reviews the estimated useful lives and carrying values of its technology and product licenses as part of its periodic assessment for impairment of long-lived assets.

The amount shown for technology and product licenses do not necessarily reflect present or future value and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these underlying technologies.

(d) Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2010 and 2009, cash and cash equivalents consisted of cash on deposit.

(e) Inventories

The Company records inventories at the lower of cost or net realizable value. Cost includes the allocation of fixed overhead..  Any previous write-downs are required to be reversed when the value of the inventory increases.  The amount of the reversal is limited to the amount of the original write-down.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(f) Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(g) Foreign currency transactions and translation

The Company presents its financial statements in Canadian dollars. Transactions undertaken by the Company and the accounts of the Company’s integrated subsidiaries in foreign currencies are translated into Canadian dollars as follows:

(i)           Monetary assets and liabilities, at the year-end exchange rates;
(ii)           Non-monetary assets and liabilities, at historical exchange rates; and
(iii)           Income and expense items, at the exchange rate in effect on the date of the transaction.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(i) Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments totaling 68,583,576 (2009 – 34,685,711) that would be anti-dilutive.

(j) Stock-based compensation

The Company accounts for all grants of options and equity instruments to employees, non-employees and directors in accordance with the fair value method for accounting for stock-based compensation.   Compensation expense for employees is generally amortized using the straight-line method over the period from the grant date to the date the options or equity instruments vest.  Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period.  Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

(k) Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the share price as of the earliest of:

(i)           the date at which the counterparty’s performance is complete;
(ii)          the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)         the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(m) Financial Instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(n) Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized, and is measured as the excess of the carrying amount of the asset and its fair value.  Management determined that there has been no impairment of the Company’s long-lived assets as at March 31, 2010 (2009 - $509,892).

(o) Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable and when collectability is reasonably assured.  Sales during the development stage are netted against product development costs.

Interest income is recognized on an accrual basis as earned at the effective rate of interest of the investment over the term to maturity.

(p) Accounting for embedded derivative

Current accounting principles requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as conversion features, warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement each period at their fair value with the changes in the fair value each period charged or credited to the statement of operations. Conversion features and other equity instruments with such provisions may no longer be recorded to equity. In estimating the appropriate fair value, the Company uses a Black-Scholes option pricing model.

Recently adopted accounting pronouncements

Goodwill and intangible assets

The CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The Company adopted the new standard on April 1, 2009.  The adoption of this standard has not had any significant impact on these consolidated financial statements.

Financial Instruments – Disclosure

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or     indirectly; and
Level 3 – Inputs that are not based on observable market data

Future accounting and reporting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS may be material but cannot be reasonably estimated.

FINANCIAL INSTRUMENTS AND RISKS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivable are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Fair Value of Financial Instruments

The Canadian Institute of Chartered Accountants Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The fair value hierarchy of financial instruments measured at fair value on a recurring basis by the lowest level of input that is significant to the fair value measurement. See Note 15 of the consolidated financial statement for the year ended March 31, 2010 for more details.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables, accounts payable, promissory notes payable and convertible notes denominated in British pounds and United States dollars as follows:

	CAD$	British pounds (£)	CAD$	United States dollars (US $)
Cash and cash equivalents	12,895	8,492	1,902	1,872
Accounts payable and accrued liabilities	256,690	169,042	549,095	546,278
Promissory notes payable		-	838,441	825,400
Convertible notes		-	1,968,930	1,938,305

A 10% change in the Canadian dollar to United States dollar and British Pound exchange rate at March 31, 2010 would have an effect on net loss of approximately +/- $369,000 in respect of the above financial instruments. Due to the short term nature of these liabilities, the risk is not considered material by management and no hedging is considered necessary items exposed to foreign exchange risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to receivables as the majority of the amount is due from a joint venture partner. The receivable from the joint venture partner has been fully provided for at March 31, 2010. Management periodically assesses the recoverability of the accounts receivables at a detailed level to mitigate the credit risk.

Liquidity Risk

The following are the contractual maturities of financial liabilities as at March 31, 2010:

	Total	1-12 months	1-2 years	Thereafter
Accounts payable	$ 886, 435	$ 886, 435
Promissory notes	1,053,169	1,053,169
Due to related parties	258,206	258,206
Convertible notes	1,968,930	1,968,930

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the development and commercialization of its Verticrop product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from the commercialization of its Verticrop product will help finance the operations of the Company in the future.

Legal proceedings

There are no unresolved legal actions either in process or pending other than as disclosed below, and we are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company’s internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO and outside consultants of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

IFRS Transition Plan
The Company expects the transition to IFRS to impact accounting, financial reporting, internal control over financial reporting, taxes, and information systems and processes. The new standards continue to be evaluated with a detailed assessment being performed in those areas expected to have a significant impact on the Company’s consolidated financial statements. The Company has a plan to deploy resources, project management practices and appropriate governance to ensure a timely conversion to IFRS. A brief summary of progress to date follows:

Project Governance:
A steering committee was formed in the third quarter of 2009. Resources have been allocated across the organization as required and outside consulting support has been engaged as necessary. Project status updates are provided to our Audit Committee on a periodic basis.

Financial Statement Preparation:
The significant differences between Canadian and IFRS accounting policies and choices have been identified and preliminary accounting policy choices have been made although these will not be finalized until early in 2011. IFRS 1, First Time Adoption, allows certain policy choices on initial adoption and those expected to be made have been identified and preliminary recommendations made. Quantification of the IFRS 1 disclosures is currently in progress. A draft opening balance sheet prepared under IFRS at the date of transition (April 1, 2010) is currently planned to be completed during early 2011

IFRS Expertise:
Initial training of key finance and operational staff has commenced with in-depth training to follow. Education of management and the Audit Committee members has also commenced with further training being available as and when required.

Information Technology:
An assessment of systems is ongoing and requirements are being developed, but no significant changes to information technology systems or business processes have been identified to date.
Control Environment:

Approval and sign-off on all accounting changes and the CEO/CFO certification process is scheduled in early 2011. Financial reporting controls will change due to the transition to IFRS. The majority of change surrounds new or modified processes, due to the fact that IFRS requires more judgment with respect to various accounting treatments. Processes and controls will be established to ensure the Company is making the appropriate judgments and is following the IFRS accounting policies selected.

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework which is similar to CGAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. The following paragraphs outline the significant accounting policies, which are required or are currently expected to be applied by the Company upon its adoption of IFRS, which will be significantly different than its current CGAAP accounting policies. As the Company progresses with its evaluation of the impact of adoption on its processes and accounting policies, updated disclosure will be disclosed as appropriate. While the adoption of IFRS is not expected to have a material impact on the reported cash flows of the Company, it is expected to have a material impact on the Company’s consolidated balance sheet and statement of operations, comprehensive loss and deficit.

COMPANY INFORMATION

Additional information related to Valcent Products, Inc. is available on SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.